UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 33-80178

PRESS RELEASE

Tembec's anti-dumping duties to be reduced by one third

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec's antidumping duties to be reduced by one third

Temiscaming (Quebec), April 14, 2004 - Tembec announced today that it has received notice from the United States Department of Commerce that the Department intends to reduce Tembec's Anti-Dumping Duty Deposit rate on Softwood Lumber exports to 6.28%. This is the result of a North American Free Trade Agreement (NAFTA) Panel decision which instructed the United States Department of Commerce to change its dumping calculation methodology. Since May 22, 2002 Tembec has been depositing anti-dumping duties of 10.21% on softwood lumber exports to the United States. The announcement by the United States represents almost a 4% reduction in tariffs.

The issue of "zeroing" remains unresolved by the United States Department of Commerce. The World Trade Organization, however, announced yesterday its decision that the United States' practice of zeroing is inconsistent with WTO obligations. Zeroing effectively ignores profits made on exports and unfairly increases dumping margins. Were the United States to respect this WTO decision, dumping duty rates would fall substantially again.

In the same Department of Commerce notice, duty deposit rates were recalculated for the five other lumber producers in Canada that were specifically investigated for Anti-Dumping by the US Department of Commerce. The calculated "all others" duty deposit rate for the balance of Canadian softwood lumber exporters, an average of the six mandatory respondents, has been pegged at 8.84%, up slightly from the 8.43% in effect since May 22, 2002.

Tembec anticipates the ruling to be finalized on April 21, 2004. Should there be no further appeals to this NAFTA panel on the United States Department of Commerce findings, a revised Customs order with the lower deposit rates would be in effect in a few weeks.

Tembec continues to vigorously challenge the Department of Commerce's application of its zeroing methodology now ruled illegal by the WTO, and also its assessment of countervailing duties. Tembec also continues vigorously its challenge to the International Trade Commission's finding of "threat of injury," consistent with a NAFTA panel's decision that the ITC has not supported its finding with substantial evidence and that the finding otherwise is not in accordance with law.

Tembec is a leading integrated forest products company well established in North America and France, with sales of approximately $4 billion and some 11,000 employees. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	Paul Krabbe Business Development Manager Tembec Inc. Forest Products Group Tel.: (819) 627-4741	Pierre Brien Director, Investor Relations and Public Affairs Tembec Inc. Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: April 16, 2004